OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* Ihrke Gary H.	2.	Issuer Name and Ticker or Trading Symbol Featherlite, Inc. (FTHR)				3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

	(Last) (First) (Middle) Highways 63 and 9, P.O. Box 320	4.	Statement for Month/Day/Year November 25, 2002				5.	If Amendment, Date of Original (Month/Year)

	(Street) Cresco IA 52136	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check One)
	(City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below) Vice President

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8) Code ¦ V	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) Amount ¦ or ¦ Price (D)	5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any. (Month/Day/Year)	4.	Transaction Code (Instr. 8) Code ¦ V	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) ¦ (D)

	Employee Stock Option (Right to Buy)		$2.5625		Previously Reported

	Employee Stock Option (Right to Buy)		$5.50		5/24/02				D			10,910

	Employee Stock Option (Right to Buy)		$6.00		5/24/02				D			50,000

	Employee Stock Option (Right to Buy)		$7.25		5/24/02				D			10,000

	Employee Stock Option (Right to Buy)		$5.50		5/24/02				D			29,090

	Employee Stock Option (Right to Buy)		$5.8125		5/24/02				D			12,000

	Employee Stock Option (Right to Buy)		$1.81		11/25/02				A		50,000

	Employee Stock Option (Right to Buy)		$1.81		11/25/02				A		10,000

	Employee Stock Option (Right to Buy)		$1.81		11/25/02				A		10,910

	Employee Stock Option (Right to Buy)		$1.81		11/25/02				A		29,090

	Employee Stock Option (Right to Buy)		$1.81		11/25/02				A		12,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year) Date Expiration Exercisable ¦ Date		7.	Title and Amount of Underlying Securities (Instr. 3 and 4) Amount or Number of Title ¦ Shares		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	(1)	2/19/11		Common Stock	40,000		None		40,000		D

	(2)	5/13/06		Common Stock	10.910		None		0

	(3)	10/27/08		Common Stock	50,000		None		0

	11/22/94	11/21/04		Common Stock	10,000		None		0

	(4)	5/13/06		Common Stock	29,090		None		0

	(5)	10/27/08		Common Stock	12,000		None		0

	11/25/02	11/25/12		Common Stock	50,000		None		50,000		D

	11/25/02	11/25/12		Common Stock	10,000		None		10,000		D

	11/25/02	11/25/12		Common Stock	10,910		None		10,910		D

	11/25/02	11/25/12		Common Stock	29,090		None		29,090		D

	11/25/02	11/25/12		Common Stock	12,000		None		12,000		D

Explanation of Responses:
 (1) Exercisable in annual increments of 10,000 shares each, commencing 2/20/01
(2) Exercisable in annual increments of 5,455 shares each, commencing 10/5/96
(3) Exercisable in annual increments of 12,500 shares each, commencing 10/5/94
(4) Exercisable 4,545 shares on each of 10/5/95 and 10/5/97 and 10,000 shares on each of 10/5/98 and 10/5/99
(5) Exercisable in annual increments of 2,400 shares each, commencing 10/28/98

/s/ Gary H. Ihrke	November 25, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.